UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO

(RULE 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)

Cumulus Media Inc.
(Name of Subject Company (Issuer))
Cumulus Media Inc.
(Names of Filing Persons (Offeror))

Class A common stock, par value $0.0000001 per share
(Title of Class of Securities)
231082801
(CUSIP Number of Class of Securities)
Richard S. Denning
Executive Vice President, Secretary & General Counsel
Cumulus Media Inc.
780 Johnson Ferry Road, NE, Suite 500
Atlanta, Georgia 30342
(404) 949-0700
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing persons)
Copy to:
Mark L. Hanson, Esq.
Jones Day
1221 Peachtree Street, N.E., Suite 400
Atlanta, Georgia 30361
(404) 581-8573

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d–1.
☒	issuer tender offer subject to Rule 13e–4.
☐	going-private transaction subject to Rule 13e–3.
☐	amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e–4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d–1(d) (Cross-Border Third-Party Tender Offer)

AMENDMENT NO. 2 TO SCHEDULE TO

This Amendment No. 2 (the “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO (as amended, the “Schedule TO”) originally filed with the United States Securities and Exchange Commission by Cumulus Media Inc., a Delaware corporation (the “Company”), on May 12, 2023, in connection with the Company’s offer to purchase for cash up to an aggregate purchase price of $10,000,000 of its Class A common stock, par value $0.0000001 per share (each, a “Share” and collectively, the “Shares”), at a per Share price not greater than $3.25 and not less than $2.85, to the tendering shareholder in cash, less any applicable withholding taxes and without interest. The Company’s offer was made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 12, 2023 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”), copies of which were previously filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which together, as amended or supplemented constitute the “Offer”).

This Amendment No. 2 is being filed to supplement the Schedule TO in connection with the announcement of the final results of the Offer, which expired at 12:00 midnight, New York City time, at the end of the day on June 9, 2023 (the “Expiration Date”).

Only those items amended or supplemented are reported in this Amendment No. 2. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged and this Amendment No. 2 does not modify any of the information previously reported on the Schedule TO. You should read this Amendment No. 2 together with the Schedule TO, the Offer to Purchase and the related Letter of Transmittal.
ITEM 11.    Additional Information.
Item 11 is hereby amended and supplemented as follows:
On June 14, 2023, the Company issued a press release announcing the final results of the Offer, which expired on the Expiration Date. A copy of such press release is filed as Exhibit (a)(5)(C) to this Schedule TO and is incorporated herein by reference.
ITEM 12.    Exhibits.

Exhibit Number	Description

(a)(5)(C)	Press Release issued by the Company on June 14, 2023

107	Filing Fee Table

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CUMULUS MEDIA INC.

By:	/s/ Francisco J. Lopez-Balboa
Name:	Francisco J. Lopez-Balboa
Title:	Executive Vice President and Chief Executive Officer
Date: June 14, 2023